SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
NRG Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
629377 50 8
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

5,402,754

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

5,402,754

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,402,754

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,480,852

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,480,852

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,480,852

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,480,852

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,480,852

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,480,852

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on January 17, 2017 ("Amendment No. 1").  This Amendment No. 1 amends the Schedule 13D to disclose entry by the Reporting Persons into the Cooperation Agreement (as defined in Item 4 below) with the Issuer and to disclose the termination of the Agreement among the Reporting Persons, Bluescape Energy Partners LLC ("BEP") and BEP Special Situations 2 LLC ("BEP SS2" and, together with BEP, "Bluescape") pursuant to the Termination Agreement (as defined in Item 4 below).
Item 4.	Purpose of Transaction.
Item 4 is hereby amended and supplemented by the addition of the following:
On February 13, 2017, the Reporting Persons entered into an agreement with the Issuer (the "Cooperation Agreement"). The following description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.3 hereto and is incorporated herein by reference.  Concurrently with the execution of the Cooperation Agreement, the Issuer entered into an agreement with Bluescape (the "Bluescape Cooperation Agreement").
Pursuant to the terms of the Cooperation Agreement, the Issuer agreed, among other things that, effective as of the date of the Cooperation Agreement, (a) Howard E. Cosgrove and Edward R. Muller shall resign from the Board of Directors of the Issuer (the "Board") and (b) the Board shall take such actions as are necessary to appoint C. John Wilder (the "New Investor Director") and Barry T. Smitherman (the "New Independent Director" and together with the New Investor Director, the "New Directors") as new members of the Board to fill the vacancies so created.  The Issuer further agreed that the size of the Board shall not exceed 13 directors during the Restricted Period (as defined in the Cooperation Agreement) and that no decrease in the size of the Board during the Restricted Period shall affect the membership of the New Directors.
The Reporting Persons and the Issuer agreed that if the New Independent Director resigns, is removed (other than for cause) or is otherwise unable or unwilling to serve as director during the Restricted Period, then the Issuer and the Reporting Persons shall mutually agree on a replacement who is Independent (as defined in the Cooperation Agreement) and who satisfies the Board membership criteria set forth in the Issuer's Corporate Governance Guidelines (any such replacement nominee, a "Replacement Nominee"). Such Replacement Nominee shall be appointed to the Board and the Committee (as defined below), in each case, to serve the unexpired term of the departed New Independent Director. The Reporting Persons and the Issuer further agreed that, if the aggregate beneficial ownership of the Reporting Persons and their controlling and controlled affiliates decreases to less than 9,463,289 shares of Common Stock (as such number may be adjusted to take into account any stock split, reverse stock split, stock dividend, reclassification or similar event with respect to the Common Stock) (an "Elliott Shortfall Event"), then the Issuer will have no obligation to appoint any such Replacement Nominee.
The Issuer further agreed to include the New Directors on its slate for election as directors of the Issuer at its 2017 annual meeting of stockholders and to recommend that the Issuer's stockholders vote in favor of the election of each of the Issuer's nominees (including the New Directors), solicit proxies for each of the Issuer's nominees (including the New Directors), and cause all Common Stock represented by proxies granted to it (or any of its officers, directors or representatives) to be voted in favor of each of the Issuer's nominees (including the New Directors) and otherwise support the New Directors for election in a manner no less rigorous and favorable than the manner in which the Issuer supports its other nominees. However, in the event a Bluescape Shortfall Event (as defined in the Bluescape Cooperation Agreement) occurs, then the Issuer will have no such obligations with respect to the New Investor Director.
The Reporting Persons agreed that in connection with any annual meeting of the Issuer's stockholders held during the Restricted Period, the Reporting Persons will cause to be present for quorum purposes and vote or cause to be voted all Common Stock beneficially owned by them in favor of (i) the election of directors nominated by the Board and (ii) otherwise in accordance with the Board's recommendation on any non-Extraordinary Transaction (as defined in the Cooperation Agreement) related proposals.

The Issuer agreed to take all action necessary to establish, effective upon execution of the Cooperation Agreement, an ad hoc committee of the Board (the "Committee").  The Committee will be authorized and empowered to consider, investigate, review, evaluate and make recommendations to the Board regarding the Issuer's operational and cost excellence initiatives, potential portfolio and/or asset de-consolidations, dispositions and optimization, capital structure and allocation and broader strategic initiatives. The Board will adopt a charter for the Committee, which will provide the Committee with the authority to retain any outside counsel, experts and other advisors and consultants as it determines is appropriate to assist it in the full performance of its functions.  During the Committee Period (as defined in the Cooperation Agreement), the Committee shall be comprised of five members, initially consisting of the New Investor Director, the New Independent Director, Mauricio Gutierrez, Anne Schaumburg and Paul W. Hobby.  At all such times during the Committee Period as the New Investor Director or New Independent Director, as the case may be, is a member of the Board, such New Investor Director or New Independent Director, as applicable, shall also serve as a member of the Committee  During the Committee Period, the Chairman of the Committee shall be the New Investor Director.  As promptly as practicable following the conclusion of the Committee's review process, but in any event no later than August 15, 2017, the Issuer will publicly disclose any recommendations of the Committee that have been agreed to and adopted by the Board at such time, unless an Elliott Shortfall Event has occurred, in which case the Issuer will have no such obligation.
In addition, effective upon execution of the Cooperation Agreement, the Board agreed to appoint the New Investor Director to serve as a member of the Finance and Risk Management Committee of the Board.  The Issuer also agreed to consider in good faith the appointment of the New Independent Director to any other standing committees of the Board.
The Issuer further agreed to reimburse the Reporting Persons for up to $700,000 in expenses incurred in connection with their investment in the Issuer.
The Reporting Persons agreed to certain standstill and non-disparagement provisions during the Restricted Period, subject to certain exceptions.
In addition, on February 13, 2017, in accordance with Section 7 of the Agreement (previously filed as Exhibit 99.1 to the Schedule 13D), the Reporting Persons and Bluescape, on behalf of the group, mutually agreed to terminate the Agreement (the "Termination Agreement") and dissolve the group that was previously formed under the Exchange Act.  Effective as of execution of the Termination Agreement, the Reporting Persons and Bluescape shall no longer be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder. The Termination Agreement is attached as Exhibit 99.4 hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 6.9% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 315,442,997 shares of Common Stock outstanding as of October 31, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2016.
As of the date hereof, Elliott beneficially owned 5,402,754 shares of Common Stock, including 2,754,285 shares of Common Stock underlying physically settled swaps that Elliott may be deemed to beneficially own upon satisfaction of certain conditions, constituting approximately 1.7% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International beneficially owned 11,480,852 shares of Common Stock, including 5,852,852 shares of Common Stock underlying physically settled swaps that Elliott may be deemed to beneficially own upon satisfaction of certain conditions, constituting approximately 3.6% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 11,480,852 shares of Common Stock beneficially owned by Elliott International, constituting approximately 3.6% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 16,883,606 shares of Common Stock, constituting approximately 5.4% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 1.6% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.
Item 4 of this Amendment No. 1 is hereby expressly incorporated by reference herein.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows:
Elliott, and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 1,568,000 and 3,332,000 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to less than 1% and approximately 1.1% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 1.6% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.
Elliott and Elliott International have entered into notional principal amount derivative agreements with respect to 2,754,285 and 5,852,852 shares of Common Stock of the Issuer, respectively, in the form of physically settled swaps that the Reporting Persons may be deemed to beneficially own upon satisfaction of certain conditions. Collectively, the swaps held by the Reporting Persons represent economic exposure comparable to an interest in approximately 2.7% of the shares of Common Stock.
Item 4 of this Amendment No. 1 is hereby expressly incorporated by reference herein.
On January 17, 2017, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended and supplemented by the addition of the following:
Exhibit 99.3 Cooperation Agreement, dated as of February 13, 2017, by and among NRG Energy, Inc., Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. (incorporated herein by reference to Exhibit 10.1 of NRG Energy, Inc.'s Current Report on Form 8-K filed February 13, 2017) (File No. 001-15891).
Exhibit 99.4 Termination Agreement, dated as of February 13, 2017, by and among Elliott Associates, L.P., Elliott International, L.P., Elliott International Capital Advisors Inc., Bluescape Energy Partners LLC and BEP Special Situations 2 LLC.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 13, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President